Mail Stop 0407

June 22, 2005


Reda Akladios
Georgia International Mining Corporation
299 - 1917 West 4th Avenue
Vancouver, British Columbia V6J 1M7

Re:	Georgia International Mining Corporation
	Registration Statement on Form SB-2
	File No. 333-125138
	Filed May 23, 2005

	Form 10-QSB for Fiscal Quarter Ended March 31, 2005
	Filed May 26, 2005
      File No.  333-125138

Dear Mr. Akladios:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
Form SB-2
1. We note that you are offering "units" consisting of one common share and one redeemable warrant exercisable for an additional common share. Please register the offered units and warrants.
Alternatively, explain to us in your response letter why you believe that registration is not required.

2. Please file a consent from your independent registered accounting firm in your pre-effective amendment.

Outside Front Cover Page
3. Please clarify whether the offering price of $0.10 is for each unit or each common share. On the cover page, you state that the $0.10 offering price is for each unit; in other sections of the prospectus, such as in the table on the cover page and on page 8, the offering price is for each share. Please revise throughout the prospectus.
4. You state here that the proceeds will be kept in an escrow account with "US Bank." On page 2, however, you state that the "escrow agent" will be "TD Bank." On page 12, you state that checks should be payable to "Dennis Brovarone as Escrow Agent," who is identified as the company`s legal counsel. Please revise or advise.
5. Please state when the escrowed funds will be returned to investors if the minimum number of units is not sold. Under Rule 10b-9, the proceeds must be returned promptly if the minimum number of units is not sold. Note that we interpret "promptly" to mean the next business day or as soon as possible after the termination of the offering. Please revise to disclose this requirement on the cover page and in the Plan of Distribution section.
6. Please clarify the length of the offering period. Your current disclosure states that the offering will last 180 days from the date of the prospectus, with a possible extension of an additional 180 days. The disclosure, however, also states that the offering "will end no later than six months from the date of this prospectus, and may be terminated sooner in our sole discretion." Furthermore, clarify under what circumstances the offering may be terminated in the your "sole discretion."
7. Please clarify whether the offering will be extended for an additional 180 days if the minimum number of units is not sold. Your disclosure states that the offering will be extended only if the minimum number of units is sold, but it also states that the offering will be extended in the company`s "sole discretion." If the sale of the minimum number of units is a condition to the company`s decision, in its sole discretion, to extend the offering, then please revise so that the disclosure is clearer.
8. If you intend to use the prospectus before effectiveness, please include the legend required by Item 501(a)(10) of Regulation S-B.
9. State whether there is any trading market for the offered units or warrants. See Item 501(a)(4) of Regulation S-B. Indicate whether the company will seek to list or quote the units or warrants on any trading market. Disclose that only market-makers may apply to have a company`s securities quoted on the OTC Bulletin Board. In the appropriate section, disclose the requirements for a security to be traded on the OTC Bulletin Board.

Prospectus Summary, page 2
10. Please provide the full text of the legend required by Item
502
of Regulation S-B.
11. Please state the address and phone number of your principal executive offices. See Item 503(b) of Regulation S-B.

Risk Factors, page 3
12. Currently, many of your risk factors merely state facts without discussing the resulting risks. For example, you state on page 4 that "[your] profitability will be significantly affected by the costs and results of [your] exploration and development program" without discussing the corresponding risks. Please revise so that the risks are disclosed more clearly and discussed in greater detail.
13. In general, the risk factors regarding your business are overly generic or vague. Please revise to discuss how the risks affect specifically your company and its plans.
14. Please disclose that your auditor has stated your ability to continue as a going concern is dependent on future financing and profitable operations. Discuss the resulting risks to investors.

The lack of a public market..., page 7
15. Please disclose that a company cannot apply directly to be quoted on the OTC Bulletin Board and the stock is traded only to the extent that there is interest by broker-dealers in acting as market makers.
Disclose that, despite its best efforts, the company may not be able to convince any broker-dealers to act as market makers and make quotations on the OTC Bulletin Board.

We have no employees..., page 8
16. Please state the amount of time that each officer intends to devote towards the company`s business. Your disclosure elsewhere indicates that each person will devote no more than 20 hours per week.

Where You Can Get Additional Information, page 8
17. You state that you "will be subject to and will comply with the periodic reporting Requirements of Section 12(g) of the Securities Exchange Act of 1934." In light of this disclosure, please confirm in your response letter your intention to file an Exchange Act registration statement (e.g., Form 8-A) to register your common stock under Section 12(g) of the Exchange Act. Also tell us whether you intend to register the units or warrants under Section 12(g) of the
Exchange Act.
18. You state that you "may also provide unaudited quarterly or other interim reports such as Forms 10-QSB or Form 8-K as it deems appropriate." Please revise your disclosure to indicate that you will have an obligation to file Forms 10-QSB and Forms 8-K.

Determination of Offering Price, page 10
19. Please refer to the last two sentences of this section. Reconcile the conflicting percentages mentioned in these sentences regarding the immediate dilution suffered by investors. Also reconcile these percentages with those mentioned on page 8.
20. Please discuss the factors used to determine the exercise price of $0.12 for the warrants. See Item 505(b) of Regulation S-B.

Plan of Distribution, page 12
21. Please state that any broker-dealers retained for the distribution will be deemed to be underwriters.
22. State whether the company`s officers, directors, affiliates, or anyone involved in the marketing of the units reserve the right to purchase units in order to reach the minimum sales threshold. If this right exists, please disclose the following:
* the possibility that such persons may purchase the units in order to satisfy the minimum sales requirement;
* the number of units that may be purchased pursuant to the reserved right; and
* if true, the units purchased are for investment and not for resale.
If the number of units that could be purchased is material, then discuss in your risk factor section the possibility that the minimum sales requirement can be met through the exercise of the reserved right.
23. Please state clearly that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:
* extension of the offering period beyond the disclosed time frame;
* change in the offering price;
* change in the minimum sales requirement;
* change to allow sales to affiliates in order to meet the minimum sales requirement;
* change in the amount of proceeds necessary to release the proceeds held in escrow; and
* change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post-effective amendment.
24. Clarify whether subscribers have the right to withdraw their funds if you successfully sell the minimum amount, but have not yet terminated the offering.
25. Please indicate when the company will contact potential market makers for quotation of your securities on the OTC Bulletin Board.

Legal Proceedings, page 14
26. Please provide information required by Item 401(d) of Regulation
S-B regarding Mr. Mollica, the company`s founder.

Business Experience of Officers and Director, page 15
27. Please provide specific dates for each position held by Mr.
Akladios within the past five years. Briefly describe the nature of the businesses where Mr. Akladios worked.

Founder, page 16
28. We note your disclosure that Mr. Mollica "persuaded the officers and the director to form the company, advised the officers and director on the business plan." Please disclose whether Mr. Mollica has any business experience in the mining industry, what his relationship is with the officers and director, and describe any continuing involvement that he has with the company.

Description of Business, page 19
29. Please refer to Item 101(b) of Regulation S-B and include all required information regarding your business. Although we have provided several comments below to help you comply with the item requirement, please note that these are just some examples and not a complete list.

* In general, it is unclear how the company intends to generate revenues or what business activities it will undertake. Describe more clearly the activities that the company will conduct, the products or services it will sell, and how it will generate revenues.
For example, the nature of the "business model" mentioned on page
20
is unclear. Explain how the "common practice in the commodity market" for traders to "buy short or long term contracts" affects the company`s business. Is it the company`s intention to negotiate and enter into supply contracts with the traders?

* Describe the types of "minerals," other than diamonds, gold and platinum, that you intend to mine.

* Indicate that you are an exploration stage company, there is no assurance that a commercially viable mineral deposit will exist on your targeted properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

* Discuss each phase of your planned exploration program.
Disclose
that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear that even if you complete your exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially viable mineral deposit.
* Please describe all significant business activities conducted by the company since its inception.

* We note that the company does not own any of the properties on which it wishes to conduct exploratory activities. Describe the company`s right to conduct such activities on properties it does not own. Also describe the company`s legal rights to minerals found on such properties. For example, state whether you expect to pay royalties for the minerals extracted from the properties. Also indicate whether you expect to negotiate and enter into any kind of agreements with the property owners.

* To the extent known, please provide the disclosures required by Industry Guide 7(b) regarding the properties that you plan to explore. Industry Guide 7 can be found at our website.
www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

* State whether government approval or permits are required for you to conduct exploratory activities in the targeted properties. See
Item 101(b)(8) of Regulation S-B. If so, describe the process for obtaining such approval or permits and indicate the current status of the company`s application. We note, for example, that you will apply for a "prospective license" to lease land. Indicate the length of the process for applying and obtaining the license.

* Describe the effects of any existing or probable government regulations on your business. See Item 101(b)(9) of Regulation S-B.

* Discuss the costs and effects of complying with any applicable environmental laws, including those governing exploratory or mining operations. See Item 101(b)(11) of Regulation S-B.

* Describe the competitive conditions in your markets and your position in such markets. See Item 101(b)(4) of Regulation S-B.
30. Please describe with reasonable specificity the basis for your belief that the targeted areas contain "promising deposits of diamond and other precious metals such as gold and platinum." Describe, for example, the nature of the "information" provided by the "government of the Northwest Territories" and explain how such "information" supports your belief. Provide us with copies of any supporting materials.
31. We note your reference to the website operated by the Government of the Northwest Territories
(http://www.iti.gov.net.ca/mog/index.htm). Please note our position that when an issuer includes a hyperlink or URL to a website within the body of the prospectus, the issuer assumes responsibility for the hyperlinked information as if it was part of the document. See Release No. 33-7856; November 14, 2000 Current Issues Outline, part
III.C. To the extent that you wish to have the hyperlinked information considered part of the prospectus, please file the information. Alternatively, if your intent was not to have the hyperlinked information considered part of the prospectus, then delete the reference to the website.
32. Please refer to the top of page 20. Provide us with copies of the supporting materials for the claims regarding the demand for diamonds, projected shortfall in supply, and the Northwest and Nuvavut areas being the "main focus" of diamond exploration in Canada. Revise the disclosure so that the bases of these claims are clear to the readers.
33. If available, please include maps of the properties that you intend to explore.

Management`s Discussion and Analysis, page 20
34. Please provide a more specific timetable for each significant phase of your plan of operations for the next twelve months, as described in this section. If known, disclose all significant milestones of the contemplated plan of operations, with the anticipated timeframe and cost for achieving each milestone. Indicate also whether you expect to hire a significant number of employees (e.g., the "hiring of geologists and other professionals") or purchase significant equipment (e.g., the purchase of "necessary equipment to drill and operate an exploration site") over the next twelve months.
35. You should discuss in greater detail what your plan of operations will be if the offering raises less than the maximum amount of proceeds. Your existing disclosure already suggests that your plans may vary depending on the amount of funds raised. For example, on page 3, you state that if only the minimum number of units is sold, then you "most likely will not have sufficient funds to even initiate scaled down operations..." Your revised disclosure should describe clearly what activities the company expects to conduct if only the minimum number of units is sold, e.g., if only 50% of the units are sold. State clearly in this section and in the Use of Proceeds section that, if true, the company cannot start any operations even with the sale of the minimum number of units.

Liquidity and Capital Resources, page 20
36. Please state how long the company can operate if it sells only the minimum number of units and how long it can operate if the maximum number of units is sold.
37. We note the expectation of future losses, as described on page
3.
To the extent known, please quantify the expected costs and expenses identified on page 3. At a minimum, you should quantify the amount of funds you expect to incur for each of the stated costs or expenses.

Report of Independent Registered Public Accounting Firm

38. We note that Note 1 to the financial statements discloses your financial statements have been prepared on the going concern basis.
Tell us why your accountants did not provide a going concern paragraph in their report.

Recent Sales of Unregistered Securities, page II-4
39. Please disclose the factual basis for your reliance on the
Section 4(2) exemption for the identified sales. See Item 701(d) of
Regulation S-B.

Exhibits, page II-4
40. To expedite our review, please file on EDGAR all listed exhibits as soon as possible.

Signatures
41. Please have your controller or principal accounting officer sign the registration statement.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
42. We note that you filed a Form 10-QSB for the quarter ended
March
31, 2005 on May 26, 2005. We also note that you do not have a reporting obligation and that Form 10-QSB is deficient in several areas. Tell us in your response letter why you filed the Form 10-QSB and why it does not include all the disclosure required by the form, such as management`s discussion and analysis. Tell us what you intend to do to remedy the fact that you filed a deficient periodic report when you did not have a reporting obligation.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at
(202) 551-3372, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


Sincerely,



Assistant Director
Larry Spirgel



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Reka Akladios
Georgia International Mining Corporation
June 22, 2005
Page 1